Mail Stop 0308

May 6, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Christopher Schilling
President and Principal Executive Officer
Sydys Corporation
2741 East Hastings Street
Suite 209
Vancouver, British Columbia V5K 1Z8
CANADA

Re:	Sydys Corporation
      Amendment No. 3 to Registration Statement on Form SB-2
      File No. 333-120893
      Filed on April 25, 2005

Dear Mr. Schilling:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.


Summary of Our Offering, page 6

1. We reissue our prior comment 4, in part. Your website indicates that you are a "leading provider" of results-based interactive marketing services to advertisers, agencies, and publishers, and that you offer "[i]ndustry leading payouts." Please provide us with support for these claims.

Use of Proceeds, page 10

2. We note your response to our prior comment 7. You state that you paid some of the offering expenses already. Please disclose this in your document and make clear, if true, that the offering proceeds will not be used to reimburse you for these previously incurred expenses. If you will use the proceeds to reimburse you for the offering expenses, you must include this in your table. Also, in your Item 25 table on page 59, you include a $200 escrow fee as a line item. However, you indicated on the cover page that you have not established an escrow account. Please revise or advise.

Research and Development, page 24

3. We reissue our prior comment 10. You must estimate the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of such activities are borne directly by your customers. See
Item 101(b)(10) of Regulation S-B. You state that your trafficaces website was developed free of charge by your officers and directors, and they spent no money on their research and development. However, in the next few sentences, you state also that this website is only
"partially developed" and that you hired outside, independent contractors, with a $2,000 budget, to develop your websites further.
Additionally, on page 26 you state you are developing other websites that will cost $1,000 for a corporate website, $2,000 for an advertising and publishing website, and $2,000 for a reseller website. Therefore, please reconcile your statements and disclose the amount you spent on research and development in the last two years.

Significant Assumptions, page 29

4. We note your response to our prior comment 12. However, you state that you have allocated $70,000 for new enhancements if you raise the maximum amount from this offering. Please disclose how much, if anything, you have allocated for enhancements if you raise the minimum amount.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact William Thompson at (202) 551-3344, or
Michael
Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.  Please contact
John
Fieldsend at (202) 551-3343, Ellie Quarles, Special Counsel, at
(202)
551-3238, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Conrad C. Lysiak, Esq.
      601 West First Avenue, Suite 503
      Spokane, WA 99201
	Via Fax: (509) 747-1770
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Sydys Corporation
May 6, 2005
Page 1